

Victor Pisacane · 2nd

Software Developer / Architect, IBM Watson Health

Encinitas, California · 500+ connections · **Contact info**

 IBM

 San Diego State University-
California State University

Experience



Principal Software Engineer / Architect
IBM
2015 – Present · 4 yrs
Greater San Diego Area

Served as development lead on Agile team during multiple releases of large medical software product. Collaborated with iteration manager, PO and squad to create, refine and complete user stories to deliver many important new features. Development process included interval time-boxing, design reviews, unit tests, code reviews, HIPAA security, risk analysis and close interface with all phases of testing and validation.

https://www.ibm.com/watson/health/imaging/
www.merge.com



Principal Software Engineer / Technical Lead
DR Systems
2012 – 2015 · 3 yrs
San Diego, CA

Led development team in creating new web-based ECG management system that was integrated into legacy radiology / cardiology enterprise application. Met with customers at hospitals and imaging centers to elicit specific user needs for ECG reading and reporting as part of cardiology workflow. Created prototypes and developed detailed user stories ...**see more**



Sr. Software Engineer
Deluxe Digital Distribution
2011 – 2012 · 1 yr
Solana Beach, CA

Defined user stories for customer needs as member of Agile (Kanban) development team to help Deluxe Studios create one of the largest worldwide theatrical and digital delivery networks.

...**see more**

Sr. Software Engineer
DR Systems
2008 – 2011 · 3 yrs
San Diego, CA

Served as lead developer for new cardiovascular information systems (CVIS) project. This project, developed in C++ and C#, required extensive use of image processing and DICOM data handling. Participated in daily Scrum meetings as part of Agile development team and broke down requirements into workable tasks for Agile sprints. ...**see more**

Sr. Software Engineer / Software Architect
Eastman Kodak Company

2003 – 2008 · 5 yrs
San Diego, CA

Directed team in developing Windows Host software applications for new Kodak digital imaging devices (multi-functional printers with scanner and fax). Participated in hiring new developers, mentoring junior development staff and leading team of developers and testers in daily Scrum meetings during Agile sprints. During this time, multiple software releases were com ...see more

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Education

San Diego State University-California State University
Bachelor of Science (B.S.), Computer Science, Physics

http://www.cs.sdsu.edu/

El Camino College
Associate of Science (A.S.), Physics

http://www.elcamino.edu/academics/naturalsciences/physics/history.asp

Bishop Montgomery High School
High School Diploma, College Prep / Math / Computer Science
Activities and Societies: Football, Track

We are the Knights!
https://www.bmhs-la.org/

Licenses & Certifications

Python for Data Science
IBM
Issued Apr 2019 · No Expiration Date
See credential

Watson Knowledge Studio Methodology
IBM
Issued Jun 2018 · No Expiration Date
See credential

Docker Essentials: Extend Your Apps With Containers
IBM
Issued Jan 2018 · No Expiration Date
See credential

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Volunteer Experience

Technical Mentor
Nex Cubed
Apr 2019 – Present · 8 mos
Health

Mentors and advises digital health companies in the Nex3 healthcare acceleration program. The Nex3 Digital Healthcare Accelerator drives commercial adoption of transformative healthcare solutions and prepares Founding Teams for their next round of institutional financing.

https://nex3.com/healthcare/

Sports Liaison
SAN DIEGUITO ACADEMY FOUNDATION
2015 – 2018 • 3 yrs
Children

Parent Leader for all three high school baseball teams. Responsible for baseball program
fundraising through the school's 503c Non-profit foundation. Handled budget, fundraising
coordination, social media, program website, parent meetings, parent volunteer leadership and
event planning. Interfaced with program coaches for purchasing, field maintenance, player
safety, and school pride. As a member of the School athletic council, I was involved in fostering
a positive environment for all student athletes at the San Dieguito Academy High School. Truly
an awesome experience to work with all the parents, school staff and coaches to foster an
environment for youth sports. Three great years that I will always cherish.

Skills & Endorsements

Software Development · 46

Endorsed by **Robert Hartman and 4 others who**
are highly skilled at this   Endorsed by **7 of Victor's colleagues at IBM**

C++ · 38

Endorsed by **Dale Seegmiller and 2 others who**
are highly skilled at this   Endorsed by **4 of Victor's colleagues at IBM**

Object Oriented Design · 29

Endorsed by **4 of Victor's colleagues at IBM**

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